UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                          FiberNet Telecom Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    315653105
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Timothy P. Bradley
                          Signal Equity Partners, L.P.
                         10 East 53rd Street, 32nd Floor
                               New York, NY 10022
                                  212-872-1180
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 28, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 3


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CUSIP NO. 315653105                                                  Page 2 of 3

         This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed on May 17, 1999, as amended, by and on behalf of Signal Equity Partners, L.P. (formerly Signal Capital Partners, L.P.), Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C, with respect to their ownership of common stock, par value $.001 per share, of FiberNet Telecom Group, Inc. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The following paragraph is hereby added after the last paragraph of
Item 3 to the Schedule 13D:

         The source of the funds used to purchase the September Notes referred to in Item 4 below was the working capital of Signal.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following paragraph is hereby added after the last paragraph of
Item 4 to the Schedule 13D:

         On September 28, 1999, Signal and other investors ("September Investors") entered into a Securities Purchase Agreement (the "September Securities Purchase Agreement') with the Issuer for the purchase of approximately $7.77 million in aggregate principal amount of the Issuer's 8% Senior Secured Convertible Notes due 2004 ("September Notes"). The September Securities Purchase Agreement and related agreements will be filed as an exhibit to the Schedule 13D as soon as is practicable. The September Notes are convertible into Common Stock at $3.00 per share, subject to adjustment under certain circumstances.

CUSIP NO. 315653105                                                  Page 3 of 3

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1999
                                       SIGNAL EQUITY PARTNERS, L.P.
                                       (formerly SIGNAL CAPITAL PARTNERS, L.P.)


                                       By:  Signal Equity Advisors, L.P.
                                       Its:  General Partner


                                       By:  Signal Equity Advisors, Inc.
                                       Its:  General Partner


                                          /s/ Timothy P. Bradley
                                       ---------------------------------------
                                       By:  Timothy P. Bradley
                                            Director